FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT

In response to the statements made by Gas Natural and by one of its key shareholders to the effect that Gas Natural could find itself disadvantaged in the tender offer process for Endesa due to lack of access to certain information, Endesa considers it necessary to state the following:

1.
Gas Natural has not approached Endesa at any time to request information relating to Endesa in order to facilitate an improvement in the terms of Gas Natural’s offer. And this despite the existence of resolutions of the Executive Committee and Board of Directors of Endesa, dated 26 December 2005 and 10 January 2006, respectively, that expressed Endesa’s willingness to provide Gas Natural, as well as any third party competing in the tender offer process, under strict confidentiality obligations and subject to applicable law, the information that it might require to support its offer, for the interests of Endesa’s shareholders.

2.
The only request made by Gas Natural to Endesa in connection with its tender offer has been a request for interim financial statements reconciled to US GAAP, as well as consent to incorporate in its US tender offer document certain reports by Endesa’s external auditors. Considering that Endesa, as per applicable legal requirements, only prepares a reconciliation of its audited annual financial statements from Spanish GAAP to US GAAP, which is made public together with the accompanying audit report, and that U.S. tender offer rules do not require the offeror’s documentation to incorporate such documents, Endesa communicated to Gas Natural that it could not respond to such request.

3.
The information that has been provided by Endesa to E.ON with a view to the formulation of a competing bid is in no way privileged information within the meaning of Article 81 of the Securities Market Law, consisting, in its entirety, of information known to the market. Furthermore, Gas Natural has had access to all of the information provided to E.ON in the context of the lawsuit that it brought against E.ON in a New York court, in which it alleged without foundation that E.ON possessed privileged information about Endesa that was not disclosed in E.ON’s Spanish tender offer document. This information is available to the public in the court’s files.

4.
Endesa’s conduct in this matter is in accordance with domestic and EC securities market law and is consistent with normal practice in tender offers, there being multiple precedents in this regard. It is worth noting that the Comisión Nacional del Mercado de Valores (National Securities Commission), on two occasions − first when dismissing the complaint made by Gas Natural and again when approving E.ON’s Spanish tender offer document, in which the contacts between Endesa and E.ON are described − has not found any violation whatsoever in Endesa’s conduct, and Gas Natural has not appealed either of these decisions. It is also worth noting that the New York court dismissed Gas Natural’s complaint against E.ON alleging the aforementioned facts.

5.
Endesa reiterates its willingness to provide, to any offeror who so requests, the information that it may need to proceed with an increase in its offer pursuant to the sealed envelope process once the tender offer period recommences. In accordance with applicable law, any information so provided may only be used for purposes of improving the offer. In accordance with Spanish law, this commitment is not extended to third parties that do not meet the definition of a competing tender offeror, without prejudice to the right to information of shareholders under the Spanish Corporations Law.

Madrid, 19 January 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: January 19, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations